Cross Shore Discovery Fund

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

December 11, 2024

FILED VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cross Shore Discovery Fund (the “Fund”) File No. 811-22976

Ladies and Gentlemen:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (“1940 Act”), enclosed for filing on behalf of the Fund please find: (i) a copy of the extended policy term endorsement for the Fund’s Investment Company Fidelity Bond Policy No. 652169164 (the “Fidelity Bond”) issued by Continental Insurance Company in the amount of $300,000; and (ii) a copy of the resolutions approved by the Board of Trustees of the Fund on November 26, 2024, approving the type, form, coverage and amount of the Fidelity Bond.

Premiums have been paid through the policy extension period ending on April 30, 2025.

Please contact the undersigned at 513-869-4303 if you have any questions concerning this filing.

Very truly yours,

/s/ Emily Brumley

Emily Brumley

Assistant Secretary

Enclosure

AMEND POLICY PERIOD RIDER

In consideration of the premium, Item 2. Policy Period of the DECLARATIONS is deleted and replaced with the following:

Item 2. Policy Period: from 12:01 a.m. on 12/31/2023 to 12:01 a.m. on 04/30/2025 standard time.

As used in this Policy Period also means BOND PERIOD.

All other terms and conditions of the Bond remain unchanged.

This rider, which forms a part of and is for attachment to the Bond issued by the designated Insurers, takes effect on the effective date of said Bond at the hour stated in said Bond, unless another effective date is shown below, and expires concurrently with said Bond.

CNA96844XX (9-19)	Bond No:	652169164
Page 1	Rider No:	7
Continental Insurance Company	Effective Date:	12/31/2024
Insured Name: Cross Shore Discovery Fund
© CNA All Rights Reserved.

Cross Shore Discovery Fund

Trustees’ Action by Written Consent in Lieu of a Meeting

The undersigned, being at least a majority of the members of the Board of Trustees (the “Trustees” or the “Board”) of Cross Shore Discovery Fund, a Delaware statutory trust (the “Trust” or the “Fund”), acting pursuant to Section 3.12 of the Agreement and Declaration of Trust, do hereby adopt the following resolutions by written consent in lieu of a meeting.

FURTHER RESOLVED, that it is the finding of the Trustees at this Meeting that the fidelity bond written by Continental Casualty Company (the “Bond”) in the aggregate amount of $300,000 and providing Cross Shore Discovery Fund (the “Fund”) protection in the event of larceny or embezzlement by, among others, officers and employees of the Fund, in accordance with the requirements of Rule 17g-1 (the “Rule”) promulgated by the SEC under Section 17(g) of the Investment Company Act of 1940 (the “1940 Act”), is reasonable in form and amount, after having given due consideration to, among other things, the value of the aggregate assets of the Fund to which any person covered under the Bond may have access, the type and terms of the arrangements made for the custody and safekeeping of the Fund’s assets and the nature of the securities in the Fund’s portfolios; and be it

FURTHER RESOLVED, that the extension of the Bond for an additional period through April 30, 2025 be, and it hereby is, approved; and be it

FURTHER RESOLVED, that the amount of the premium to be paid under the Bond be, and it hereby is, approved, and be it

FURTHER RESOLVED, that the Secretary or an Assistant Secretary of the Fund shall file the Bond with the SEC and give all notices required under paragraph (g) of the Rule; and be it

FURTHER RESOLVED, that the Trustees and the appropriate officers of the Fund, or any of them, are authorized to make any and all payments and to do any and all other acts, in the name of the Trust and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions and in order to conform to the provisions of the 1940 Act, and the rules and regulations thereunder; and be it

FURTHER RESOLVED, that all actions previously taken by the officers of the Fund to extend the Bond for an additional period expiring April 30, 2025 be, and they hereby are, ratified and approved; and be it